                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)*

                                SPATIALIGHT, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   847248 10 1
                                  ------------
                                 (CUSIP Number)

                                 Robert A. Olins
                              c/o SpatiaLight, Inc.
                              Five Hamilton Landing
                                    Suite 100
                            Novato, California 94949
                                 (415) 883-1693
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 4, 2003**
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Amendment No. 4 relates to events on various dates described herein. The date set forth above is the filing date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                                    SCHEDULE 13D

CUSIP NO. 847248 10 1                                                                                   Page 2 of 6
--------------------- ----------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Robert A. Olins
--------------------- ----------------------------------------------------------------------------------------------

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)
                                                                                                           (b)
--------------------- ----------------------------------------------------------------------------------------------

         3            SEC USE ONLY
--------------------- ----------------------------------------------------------------------------------------------

                      SOURCE OF FUNDS
         4
                      BK
--------------------- ----------------------------------------------------------------------------------------------

         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------- ----------------------------------------------------------------------------------------------

                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      United States of America
--------------------- ----------------------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER
                                         3,982,275
           SHARES
                                 ------- ---------------------------------------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER
                                         0
          OWNED BY               ------- ---------------------------------------------------------------------------
            EACH
                                   9     SOLE DISPOSITIVE POWER
          REPORTING                      3,982,275
                                 ------- ---------------------------------------------------------------------------
         PERSON WITH
                                   10    SHARED DISPOSITIVE POWER
                                         0
--------------------- ----------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,982,275
--------------------- ----------------------------------------------------------------------------------------------

         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------- ----------------------------------------------------------------------------------------------

         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.19%
--------------------- ----------------------------------------------------------------------------------------------

         14           TYPE OF REPORTING PERSON
                      IN
--------------------- ----------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D


CUSIP NO. 847248 10 1                                                                                   Page 3 of 6



--------------------- ----------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Argyle Capital Management Corporation
--------------------- ----------------------------------------------------------------------------------------------

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)
                                                                                                           (b)
--------------------- ----------------------------------------------------------------------------------------------

         3            SEC USE ONLY
--------------------- ----------------------------------------------------------------------------------------------

                      SOURCE OF FUNDS
         4
                      OO
--------------------- ----------------------------------------------------------------------------------------------

         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------- ----------------------------------------------------------------------------------------------

                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      Delaware
--------------------- ----------------------------------------------------------------------------------------------

          NUMBER OF               7     SOLE VOTING POWER
                                        2,922,166
           SHARES
                                ------- ----------------------------------------------------------------------------
        BENEFICIALLY              8     SHARED VOTING POWER
                                        0
          OWNED BY              ------- ----------------------------------------------------------------------------
            EACH
                                  9     SOLE DISPOSITIVE POWER
          REPORTING                     2,922,166
                                ------- ----------------------------------------------------------------------------
         PERSON WITH
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------- ----------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,922,166
--------------------- ----------------------------------------------------------------------------------------------

         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------- ----------------------------------------------------------------------------------------------

         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.68%
--------------------- ----------------------------------------------------------------------------------------------

         14           TYPE OF REPORTING PERSON
                      CO
--------------------- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 4 of 6

Item 1. Security and Issuer.

     This Amendment No. 4 amends and supplements Amendment No. 3 on Schedule 13D/A filed with the Securities and Exchange Commission on January 21, 2003 with respect to the Common Shares, par value $0.01 per share ("Common Shares" or "Shares"), of SpatiaLight, Inc., a New York corporation ("SpatiaLight"). The principal executive offices of SpatiaLight are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

     This Amendment No. 4 is being filed to reflect the acquisition by Robert A. Olins of additional Common Shares and warrants to purchase Common Shares in a private purchase transaction (the "Private Purchase") and the grants of options by SpatiaLight to Mr. Olins to purchase Common Shares in other transactions (the "Option Grants"). Except as amended and supplemented herein, the information set forth in the Schedule 13D/A filing, as amended by the Amendment No. 2 and the Amendment No. 3 to the Schedule 13D/A filing, remains true and correct in all material respects.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of funds for the Private Purchase was a loan made to Mr. Olins in the ordinary course of business by a bank.

              The Option Grants were made in consideration of services rendered by Mr. Olins and for services to be rendered to SpatiaLight as its Acting Chief Executive Officer and as a Director.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) At the date of this Amendment No. 4, (i) the Filing Persons beneficially own 6,904,441 Common Shares. The Filing Persons beneficially own, collectively, approximately 22.88% of the total number of Common Shares issued and outstanding1 (based upon information contained in the Quarterly Report on Form 10-Q of SpatiaLight for the quarterly period ended March 31, 2003, stating that there were 26,956,748 Common Shares outstanding as of May 13, 2003); and
(ii) Mr. Olins beneficially owns 3,982,275 Common Shares which equals approximately 13.19% of Common Shares outstanding and Argyle Capital Management Corporation ("Argyle") beneficially owns 2,922,166 Common Shares which equals approximately 9.68% of Common Shares outstanding.

     At the date of this Amendment No. 4, Mr. Olins is the holder of options to purchase an aggregate of 2,275,000 Common Shares, of which options to purchase 200,000 Shares were approved by the Board of Directors of SpatiaLight (the "Board") on May 23, 2003, options to purchase 300,000 Shares were approved by the Board on January 1, 2003, options to purchase 775,000 Shares were approved by the Shareholders of SpatiaLight on June 8, 2001 and options to purchase 1,000,000 Shares were issued pursuant to SpatiaLight's 1999 Stock Option Plan. Of these options, 1,975,000 are currently exercisable and the remaining 300,000 are exercisable as of June 30, 2003.



1 The number of Common Shares beneficially owned by the Filing Persons, but not outstanding, which are subject to options, warrants, rights or conversion privileges, has been added to the number of outstanding Common Shares solely for the purpose of determining percentages of beneficial ownership by Robert A. Olins and/or Argyle Capital Management Corporation throughout this Amendment No. 4.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 5 of 6






     At the date of this Amendment No. 4, (i) Mr. Olins is the holder of 1,357,411 Common Shares which were acquired in a private purchase transaction on May 28, 2003; and (ii) Mr. Olins is the holder of warrants to purchase 349,864 Common Shares which were acquired in the same private purchase transaction. All of these warrants became exercisable as of May 28, 2003 and expire on May 28, 2008.

     At the date of this Amendment No. 4, Argyle beneficially owns 2,922,166 Common Shares as described in Amendment No. 3.

     (c) The following transactions have been effected since the filing of the Amendment No. 3 on Schedule 13D/A:

     On January 1, 2003, Mr. Olins received from SpatiaLight options to purchase 300,000 Common Shares exercisable as of June 30, 2003 at an exercise price of $2.49.

     On  May  23,  2003,  Mr.  Olins  received  from   SpatiaLight   immediately
exercisable options to purchase 200,000 Common Shares at an exercise price of $2.10.

     On May 28, 2003, Mr. Olins purchased 1,357,411 Common Shares for $1.84 per Share and warrants to purchase 349,864 Common Shares at an exercise price of $2.65 (for which no separate consideration was paid) in a private purchase transaction among SpatiaLight on the one hand, and Mr. Olins and certain unaffiliated institutional investors on the other.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Olins pledged Convertible Notes held by Argyle due March 31, 2004 in the principal amount of $1,188,000, which are at this date convertible into 2,376,000 Common Shares, as part of the collateral given by Mr. Olins for the loan made by a bank in connection with the Private Purchase described in Item 3 above.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 6 of 6


                                   Signatures


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 4, 2003




                          Robert A. Olins

                          /s/ Robert A. Olins
                          -------------------------------------------------

                          ARGYLE CAPITAL MANAGEMENT CORPORATION


                          By: /s/ Robert A. Olins
                             ----------------------------------------------
                              Robert A. Olins
                              President






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